Exhibit 23.1

Independent Auditor’s Consent

We consent to the use of our report dated June 4, 2004, except for notes 15 and 16, which are as of November 24, 2004, with respect to the consolidated balance sheets of International Industrial Services, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and accumulated other comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the Form 8-K of Team, Inc. dated December 13, 2004.

Our report dated June 4, 2004, except for notes 15 and 16, which are as of November 24, 2004, contains an explanatory paragraph that the Company changed, effective January 1, 2002, its method of accounting for goodwill and other intangible assets as required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The report also contains an explanatory paragraph that the consolidated financial statements have been prepared assuming that International Industrial Services, Inc. and subsidiaries will continue as a going concern, and that the Company was unable to remain in compliance with its long term debt agreements during 2003, and on December 31, 2003, International Industrial Services, Inc. and its U.S.-domiciled subsidiary filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the Southern District of Texas. These events raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

KPMG, LLP

Houston, TX

December 13, 2004